UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tallgrass Energy, LP
(Name of Issuer)

Class A Shares Representing Limited Partner Interests
(Title of Class of Securities)

874696107
(CUSIP Number)

Celine Loh	Toh Tze Meng
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 874696107		Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107		Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GIC SPECIAL INVESTMENTS PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107		Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JASMINE VENTURES PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
124,307,584

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
124,307,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,307,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding, which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 of the Original 13D).

SCHEDULE 13D

CUSIP No.: 874696107		Page 5 of 7 Pages
Item 1.	Security and Issuer.
This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Class A Shares representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 14, 2019 (the “Original 13D”), as amended by Amendment No. 1 filed on May 13, 2019 (collectively, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

In connection with the transaction proposed by the Proposal described in Item 4 of this Amendment No. 4, the Reporting Persons anticipate that the funding for such transactions will be obtained through a combination of capital contributions from the partners and members of newly formed acquisition vehicles managed by Blackstone or its affiliates, one of which members and partners is expected to include Jasmine or an affiliate thereof, and through debt financing on terms to be determined.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

On August 27, 2019, Blackstone Infrastructure Advisors L.L.C. (“BIP”), an affiliate of Blackstone, on behalf of Blackstone Infrastructure Partners, its partners and respective affiliates, (collectively, the “Sponsors”) submitted a proposal (the “Proposal”) to the conflicts committee of the Board of Directors of TGE GP (the “Conflicts Committee”), the general partner of the Issuer, to acquire all of the Issuer’s outstanding Class A Shares not already owned by the Sponsors in exchange for $19.50 in cash per Class A Share.  The transaction would be structured as a merger between the Issuer and a newly formed acquisition vehicle controlled by the Sponsors. The Proposal is subject to the negotiation of definitive financing commitments on acceptable terms, the satisfactory negotiation of definitive agreements and the approval of such agreements and the transactions contemplated thereunder by the Sponsors’ respective investment committees or board of directors, TGE GP’s Board of Directors, the Conflicts Committee and certain other co-investors (including the investment committee of GIC SI) and the shareholders of the Issuer. If the transaction is consummated, the Issuer’s Class A Shares would become delisted from the New York Stock Exchange.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by the full text of such proposal, which is attached as Exhibit 12 to this Schedule 13D and is incorporated herein by reference.

While the Proposal remains under consideration and subject to negotiation, Blackstone and its representatives and the Reporting Persons and their representatives may respond to inquiries from the Issuer and the Conflicts Committee or their representatives and engage in discussions and negotiations.

SCHEDULE 13D

CUSIP No.: 874696107		Page 6 of 7 Pages
In connection with the Proposal, Jasmine has expressed its current non-binding intention to Blackstone to invest additional funds in a vehicle managed by affiliates of BIP to be used for purposes of consummating the transaction contemplated by the Proposal

No assurances can be given that the transaction contemplated by the Sponsors or any other potential transaction involving the Sponsors and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing.  The Sponsors may modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Also, on July 24, 2019, the Committee on Foreign Investment in the United States (“CFIUS”) approved the right of Jasmine to appoint a director to the board of directors of the Issuer.   Jasmine has not exercised that right as of the date hereof.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following Exhibit:

Exhibit
Number	Description

12	Proposal Letter, dated August 27, 2019 (incorporated by reference to Exhibit 13 to Amendment No. 4 to the Schedule 13D filed by Blackstone Holdings III L.P. on August 28, 2019)

SCHEDULE 13D

CUSIP No.: 874696107		Page 7 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh
Name: Celine Loh
Title: Senior Vice President

By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Deanna Ong
Name: Deanna Ong
Title: Director

JASMINE VENTURES PTE. LTD.

By:	/s/ Ashok Samuel
Name: Ashok Samuel
Title: Senior Vice President

August 28, 2019